EXHIBIT 6.1

ACQUISITION AGREEMENT

by and amongst

GALEXXY HOLDINGS, INC.

a Nevada Corporation,

and

ABC WHOLESALE PRODUCTS, LLC

a Georgia LLC,

SHARE EXCHANGE AND ACQUISITION AGREEMENT

This Acquisition Agreement (the “Agreement”) dated as of August 12, 2022, is made by and amongst Galexxy Holdings, Inc. a Nevada corporation (the “Company” or GXXY”), and the Membership Interest Holders of ABC Wholesale Products, LLC, identified on Schedule A (the “Membership Interest Holders”), ABC Wholesale Products, LLC, a Georgia limited liability company, (“ABC “). Each of the foregoing being a “Party” and collectively the “Parties.”

RECITALS

WHEREAS, GXXY is a public company (OTC: GXXY) in the business of marketing and distributing products made from Functional Mushroom and hemp extractions for public consumption; and,

WHEREAS, ABC is in the business of marketing and distributing products made from hemp, and other organic extractions for public consumption.

WHEREAS, the Board of Directors of GXXY has passed a resolution authorizing the acquisition of ABC to further expand market penetration;

WHEREAS, upon the terms and conditions set forth below, the Membership Interest Holders desire to sell 69% the Membership Interests of ABC (“Membership Interests”) to GXXY in exchange for the transfer of $100,000 and 6,000,000 GXXY shares, such that, following such transaction, ABC will be a 69% owned subsidiary of GXXY.

WHEREAS, for United States federal income tax purposes, the Parties to this Agreement intend that the transactions described in this Agreement shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall be, and is hereby, adopted as a “plan of reorganization” for purposes of Section 368(a) of the Code.

NOW THEREFORE, in consideration of the foregoing premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Unless the context otherwise requires, the terms defined in this Section 1 will have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined.

“Affiliate” means any Person that directly or indirectly controls, is controlled by or is under common control with the indicated Person.

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“Agreement” means this Acquisition Agreement, including all Schedules and Exhibits hereto, as this Acquisition and Agreement may be from time to time amended, modified or supplemented.

“Closing Date” has the meaning set forth in Section 3.

“Commission” or “SEC” means the Securities and Exchange Commission of the United States of America.

“Common Stock” means the Shares of the Common Stock of Galexxy Holdings, Inc.

“Equity Security” means any stock or similar security, including, without limitation, securities containing equity features and securities containing profit participation features, or any security convertible into or exchangeable for, with or without consideration, any stock or similar security, or any security carrying any warrant, right or option to subscribe to or purchase any shares of capital stock, or any such warrant or right.

“Exchange Act” means the Securities Exchange Act of 1934 or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same will then be in effect.

“Exhibits” means the several exhibits referred to and identified in this Agreement.

“GAAP” means, with respect to any Person, Accounting Principles Generally Accepted in the United States of America applied on a consistent basis with such Person’s past practices.

“Governmental Authority” means any federal or national, state or provincial, municipal or local government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, political subdivision, commission, court, tribunal, official, arbitrator or arbitral body, in each case whether U.S. or non-U.S.

“Indebtedness” means any obligation, contingent or otherwise. Any obligation secured by a Lien on, or payable out of the proceeds of, or production from, property of the relevant party will be deemed to be Indebtedness.

“Intellectual Property” means all industrial and intellectual property, including, without limitation, all U.S. and non-U.S. patents, patent applications, patent rights, trademarks, trademark applications, common law trademarks, Internet domain names, trade names, service marks, service mark applications, common law service marks, and the goodwill associated therewith, copyrights, in both published and unpublished works, whether registered or unregistered, copyright applications, franchises, licenses, know-how, trade secrets, technical data, designs, customer lists, confidential and proprietary information, processes and formulae, all computer software programs or applications, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including manuals, memoranda, and records, whether such intellectual property has been created, applied for or obtained anywhere throughout the world.

“Laws” means, with respect to any Person, any U.S. or non-U.S. federal, national, state, provincial, local, municipal, international, multinational or other law (including common law), constitution, statute, code, ordinance, rule, regulation or treaty applicable to such Person.

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“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction and including any lien or charge arising by Law.

“Material Contract” means any and all agreements, contracts, arrangements, leases, commitments or otherwise, of the type and nature that Galexxy Holdings, Inc., is required to file with the Commission.

“Material Adverse Effect” means, when used with respect to Galexxy Holdings, Inc., or ABC Wholesale Products, LLC, as the case may be, any change, effect or circumstance which, individually or in the aggregate, would reasonably be expected to (a) have a material adverse effect on the business, assets, financial condition or results of operations of GXXY or ABC, as the case may be, in each case taken as a whole or (b) materially impair the ability of GXXY or ABC, as the case may be, to perform their obligations under this Agreement, excluding any change, effect or circumstance resulting from (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, (ii) changes in the United States securities markets generally, or (iii) changes in general economic, currency exchange rate, political or regulatory conditions in industries in which GXXY or ABC, as the case may be, operate.

“Membership Interest” means the Membership Interests of ABC Wholesale Products, LLC.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Authority.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws or code of regulations of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles or certificate of formation and operating agreement of a limited liability company; (e) any other document performing a similar function to the documents specified in clauses (a), (b), (c) and (d) adopted or filed in connection with the creation, formation or organization of a Person; and (f) any and all amendments to any of the foregoing.

“Permitted Liens” means (a) Liens for Taxes not yet payable or in respect of which the validity thereof is being contested in good faith by appropriate proceedings and for the payment of which the relevant party has made adequate reserves; (b) Liens in respect of pledges or deposits under workmen’s compensation laws or similar legislation, carriers, warehousemen, mechanics, laborers and material men and similar Liens, if the obligations secured by such Liens are not then delinquent or are being contested in good faith by appropriate proceedings conducted and for the payment of which the relevant party has made adequate reserves; (c) statutory Liens incidental to the conduct of the business of the relevant party which were not incurred in connection with the borrowing of money or the obtaining of advances or credits and that do not in the aggregate materially detract from the value of its property or materially impair the use thereof in the operation of its business; and (d) Liens that would not have a Material Adverse Effect.

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“Person” means all natural persons, corporations, business trusts, associations, companies, partnerships, limited liability companies, joint ventures and other entities, governments, agencies and political subdivisions.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Rule 144” means Rule 144 under the Securities Act, as the same may be amended from time to time, or any successor statute.

“Schedules” means the several schedules referred to and identified herein, setting forth certain disclosures, exceptions and other information, data and documents referred to at various places throughout this Agreement.

“Section 4(2)” means Section 4(2) under the Securities Act, as the same may be amended from time to time, or any successor statute.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same will be in effect at the time.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than 50% of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital, Membership Interests in the case of a limited liability company, or profit interests, in the case of a partnership; or (b) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body.

“Survival Period” has the meaning set forth in Section 10.12.

“Taxes” means all foreign, federal, state or local taxes, charges, fees, levies, imposts, duties and other assessments, as applicable, including, but not limited to, any income, alternative minimum or add-on, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, real property, recording, personal property, federal highway use, commercial rent, environmental (including, but not limited to, taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties or additions to tax with respect to any of the foregoing; and “Tax” means any of the foregoing Taxes.

“Tax Return” means any return, declaration, report, claim for refund or credit, information return, statement or other similar document filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means, collectively, all agreements, instruments and other documents to be executed and delivered in connection with the transactions contemplated by this Agreement.

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ARTICLE 2

ACQUISITION CONSIDERATION

2.1 Consideration. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with any and all applicable laws, the Membership Interest Holders will transfer, assign, convey, and set over unto GXXY, and GXXY will receive and accept from Membership Interest Holders, all of the right, title and interest to 69% Membership Interests of ABC, free and clear of any Lien, in exchange for the following Acquisition Consideration:

(a) Common Stock. Upon the Closing, GXXY shall transfer to the Membership Interest Holders, 6,000,000 Reg-A shares of Common Stock of GXXY in return for Membership Interest Holders transferring 69% of the membership interests of ABC to GXXY. The 6,000,000 shares will be restricted from sale or transfer for 6 months following the transfer by GXXY. After restriction, they can be liquidated at no more than 1.5 million shares per month.

The value of the transferred restricted shares shall be set a $0.15 per share. If, at the end of the 6-month restriction, the market value of the shares is less than $0.15 per share, the Membership Interest Holders will be provided additional GXXY shares sufficient to make up the difference in value.

If at any time during the 6-month restriction, the market value of the shares exceeds $0.375 per share, GXXY, at its sole discretion, may buy back up to 70% of the shares (4,200,000 shares) at $0.375 per share.

(b) Cash. $50,000 will be paid by GXXY to the Membership Interest Holders at closing. An additional $50,000 will be paid to the Membership Interest Holders over the subsequent 4 months at the rate of $15,000 per month for 3 months and $5,000 for the 4th month.

ARTICLE 3

CLOSING

The closing (the “Closing”) of this Acquisition Agreement will occur at the offices of ABC, on or before August 15, 2022 (or at such later or earlier date agreed to in writing by the Parties) (the “Closing Date”). At the Closing, Membership Interest Holders will deliver to GXXY 69% of the ABC Membership interests in exchange for GXXY Shares and cash outlined above. Within four (4) business days of the Closing, GXXY shall file a Current Report with OTC Markets and appropriate press releases reporting the acquisition of ABC by GXXY.

3.1 Directors/Members. GXXY shall be appointed Managing Member of ABC and shall appoint Mark Askey as Chief Operating Officer to run the day-to-day operations. All ABC’s formulas, intellectual property, real property, products and bank accounts associated with the LLC will be the property of GXXY.

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3.2 Key Staff. Employment contracts will be established for Dustin Shaw, Humberto Zavala and Elizabeth Moore. Remaining staff will be asked to continue hourly employment under existing terms. Henry Moen and Michael Chosewood agree to provide advice and support for 60-days following Closing. Consulting agreements will be put in place during the first 60-days for any additional advice and support required.

3.3 ABC Financial Statements. ABC shall provide such financial statements as required to properly account for the acquisition. ABC shall ensure and leave $100,000 in operating capital in the ABC bank account for transfer to the new ownership.

3.4 Waiver of Right to Purchase. By their signatures on this Acquisition Agreement, Member Interest Holders specifically waive any and all rights of first refusal to purchase the 69% ownership interest transferred under this Acquisition Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF MEMBERSHIP INTEREST HOLDERS

Each Membership Interest Holder, severally and not jointly, hereby represents and warrants to GXXY:

4.1 Authority. Such Membership Interest Holder has the right, power, authority, and capacity to execute and deliver this Agreement and each of the Transaction Documents to which such Membership Interest Holder is a party, to consummate the transactions contemplated by this Agreement and each of the Transaction Documents to which such Membership Interest Holder is a party, and to perform such Membership Interest Holder’s obligations under this Agreement and each of the Transaction Documents to which such Membership Interest Holder is a party. This Agreement has been, and each of the Transaction Documents to which such Membership Interest Holder is a party will be, duly and validly authorized and approved, executed, and delivered by such Membership Interest Holder. Assuming this Agreement and the Transaction Documents have been duly and validly authorized, executed and delivered by the parties thereto other than such Membership Interest Holder, this Agreement is, and as of the Closing each of the Transaction Documents to which such Membership Interest Holder is a party will have been, duly authorized, executed and delivered by such Membership Interest Holders and constitute or will constitute the legal, valid and binding obligation of such Membership Interest Holder, enforceable against such Membership Interest Holder in accordance with their respective terms, except as such enforcement is limited by general equitable principles, or by bankruptcy, insolvency and other similar Laws affecting the enforcement of creditors rights generally.

4.2 No Conflict. Neither the execution or delivery by such Membership Interest Holder of this Agreement or any Transaction Document to which such Membership Interest Holder is a party, nor the consummation or performance by such Membership Interest Holder of the transactions contemplated hereby or thereby will, directly or indirectly, (a) contravene, conflict with, or result in a violation of any provision of the Organization Documents of such Membership Interest Holder (if such Membership Interest Holder is not a natural person); (b) contravene, conflict with, constitute a default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, any agreement or instrument to which such Membership Interest Holder is a party or by which the properties or assets of such Membership Interest Holder are bound; or (c) contravene, conflict with, or result in a violation of, any Law or Order to which such Membership Interest Holder, or any of the properties or assets of such Membership Interest Holder, may be subject.

4.3 Ownership of ABC Interests. The Membership Interest Holders own, of record and beneficially have good, valid and indefeasible title to and the right to transfer to GXXY pursuant to this Agreement, the Membership Interest Holders Membership Interests in ABC, free and clear of any and all Liens. There are no options, rights, voting trusts, stockholder agreements, membership agreements, or any other contracts or understandings to which the Membership Interest Holders are a party or by which the Membership Interest Holders are bound with respect to the issuance, sale, transfer, voting or registration of the Shares. At the Closing, GXXY will acquire good, valid and marketable title to such Membership Interests free and clear of any and all liens.

4.4 Litigation. There is no pending proceeding against a Membership Interest Holders that challenges, or may have the effect of preventing, delaying or making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement and, to the knowledge of the Membership Interest Holders, no such proceeding has been threatened, and no event or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding.

4.5 No Brokers or Finders. No Person has, or as a result of the transactions contemplated herein will have, any right or valid claim against the Membership Interest Holders for any commission, fee or other compensation as a finder or broker, or in any similar capacity, and the Membership Interest Holders will indemnify and hold GXXY harmless against any liability or expense arising out of, or in connection with, any such claim.

4.6 Investment Representations. Each Membership Interest Holder hereby represents and warrants to GXXY as follows:

(a) Acknowledgment. Each Membership Interest Holder understands and agrees that Acquisition Consideration and the shares issuable pursuant thereto are unrestricted Reg A shares and that the issuance of Acquisition Consideration is being effected in reliance upon an exemption from registration afforded either under Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering.

(b) Status. By its execution of this Agreement, each Membership Interest Holder represents and warrants to GXXY that the Membership Interest Holder is a sophisticated investor, familiar with GXXY’s company and business. The Membership Interest Holder understands that Acquisition Consideration is being offered and sold to the Membership Interest Holder in reliance upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Membership Interest Holder set forth in this Agreement, in order that GXXY may determine the applicability and availability of the exemptions from registration of the Acquisition Consideration on which GXXY is relying.

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ARTICLE 5

REPRESENTATIONS AND WARRANTIES BY ABC Wholesale Products, LLC,

ABC represents and warrants to GXXY as follows:

5.1 Authority. ABC is duly formed and validly existing under the laws of the State of Georgia, have all requisite authority and power (corporate and other), governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and as contemplated to be conducted, to own, hold and operate its properties and assets as now owned, held and operated by it, to enter into this Agreement, to carry out the provisions hereof except where the failure to be so organized, existing and in good standing or to have such authority or power will not, in the aggregate, either (i) have a material adverse effect on the business, assets or financial condition of ABC, or (ii) materially impair the ability of ABC to perform their material obligations under this Agreement (any of such effects or impairments, a “Material Adverse Effect”). ABC is duly qualified, licensed or domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or its properties owned or leased makes such qualification, licensing or domestication necessary, except where the failure to be so qualified, licensed or domesticated will not have a Material Adverse Effect.

5.2 Subsidiaries. ABC does not own directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise.

5.3 Articles of Incorporation and Bylaws. The copies of the Articles of Organization of ABC (the “Organizational Documents”) that have been delivered to GXXY prior to the execution of this Agreement are true and complete and have not been amended or repealed. ABC is not in violation or breach of any of the provisions of the Organizational Documents, except for such violations or breaches as, in the aggregate, will not have a Material Adverse Effect.

5.4 Authorization and Validity of this Agreement. The execution, delivery and performance by ABC of this Agreement is within ABC’s corporate powers, have been duly authorized by all necessary corporate action, and requires no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality of government that has not been validly and lawfully obtained, filed or registered, as the case may be, except for those that, if not obtained or made would not have a Material Adverse Effect.

5.5 No Violation. None of the execution, delivery or performance by ABC of this Agreement or any other agreement or instrument contemplated hereby to which ABC is a party, nor the consummation by ABC of the transactions contemplated hereby will violate any provision of the Organizational Documents, or violate or be in conflict with, or constitute a default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or result in the creation of imposition of any Lien under, any agreement or instrument to which ABC is a party or by which ABC is or will be bound or subject, or violate any laws.

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5.6 Binding Obligations. Assuming this Agreement has been duly and validly authorized, executed and delivered by GXXY and ABC, this Agreement is, and as of the Closing each other agreement or instrument contemplated hereby to which ABC is a party, will have been duly authorized, executed and delivered by ABC and will be the legal, valid and binding Agreement of ABC and is enforceable against ABC in accordance with its terms, except as such enforcement is limited by general equitable principles, or by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors rights generally.

5.7 Capitalization and Related Matters.

(a) Capitalization. 100% of the Membership Interests of ABC are owned by the Membership Interest Holders. There are no outstanding or authorized options, warrants, calls, subscriptions, rights (including any preemptive rights or rights of first refusal), agreements or commitments of any character obligating ABC to issue any Membership Interests or any other Equity Security of ABC. All issued and outstanding shares of Membership Interests of ABC are duly authorized, validly issued, fully paid and non-assessable and have not been issued in violation of any preemptive or similar rights.

(b) No Redemption Requirements. There are no outstanding contractual obligations (contingent or otherwise) of ABC to retire, repurchase, redeem or otherwise acquire any outstanding shares of Membership Interests of, or other ownership interests in, ABC or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

5.8 Membership Interest Holders. The Membership Interest Holders set forth on Schedule A hereto are the sole holders of record and beneficial owners of all issued and outstanding ABC Membership Interests. Except as expressly provided in this Agreement, no other Person is entitled to any preemptive right, right of first refusal or similar right as a result of the issuance of the shares or otherwise. There is no voting trust, agreement or arrangement among any of the Membership Interest Holders of any Equity Securities of ABC affecting the exercise of the voting rights of any such Equity Securities.

5.9 Compliance with Laws and Other Instruments. Except as would not have a Material Adverse Effect, the business and operations of ABC have been and are being conducted in accordance with all applicable foreign, federal, state and local laws, rules and regulations and all applicable orders, injunctions, decrees, writs, judgments, determinations and awards of all courts and governmental agencies and instrumentalities. ABC is not, and are not alleged to be, in violation of, or (with or without notice or lapse of time or both) in default under, or in breach of, any term or provision of the Organizational Documents or of any indenture, loan or credit agreement, note, deed of trust, mortgage, security agreement or other material agreement, lease, license or other instrument, commitment, obligation or arrangement to which ABC is a party or by which any of ABC properties, assets or rights are bound or affected. To the knowledge of ABC, no other party to any material contract, agreement, lease, license, commitment, instrument or other obligation to which ABC is a party (with or without notice or lapse of time or both) in default thereunder or in breach of any term thereof. ABC is not subject to any obligation or restriction of any kind or character, nor is there, to the knowledge of ABC, any event or circumstance relating to ABC that materially and adversely affects in any way its business, properties, assets or prospects or that prohibits ABC from entering into this Agreement or would prevent or make burdensome its performance of or compliance with all or any part of this Agreement or the consummation of the transactions contemplated hereby or thereby.

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5.10 Certain Proceedings. There is no pending Proceeding that has been commenced against ABC and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated in this Agreement. To ABC’s, knowledge, no such Proceeding has been threatened.

5.11 No Brokers or Finders. No person has, or as a result of the transactions contemplated herein will have, any right or valid claim against ABC for any commission, fee or other compensation as a finder or broker, or in any similar capacity, and ABC will indemnify and hold GXXY harmless against any liability or expense arising out of, or in connection with, any such claim.

5.12 Board or Manager Recommendation. The Boards or Managers of ABC has, by unanimous written consent, determined that this Agreement and the transactions contemplated by this Agreement, are advisable and in the best interests of ABC and the Membership Interest Holders.

5.13 Assets. The Assets of ABC are as set forth on Exhibit B and are owned by ABC free and clear of any adverse interest, encumbrance or lien or any other thing that may prevent ABC from having good title thereto. Further, ABC represents and warrants that such assets have not been diminished or wasted in any way from date hereof through the Closing Date and that neither the Membership Interest Holders nor ABC has allowed such assets to be encumbered in any way. The Assets include all of ABC’s Intellectual Property.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF GXXY

GXXY represents and warrants to ABC as follows:

6.1 Organization and Qualification. GXXY is duly organized, validly existing and in good standing under the laws of the State of Nevada, has all requisite authority and power (corporate and other), governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and to own, hold and operate its properties and assets as now owned, held and operated by it, except where the failure to be so organized, existing and in good standing, or to have such authority and power, governmental licenses, authorizations, consents or approvals would not have a Material Adverse Effect. GXXY is duly qualified, licensed or domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or its properties owned, held or operated makes such qualification, licensing or domestication necessary, except where the failure to be so duly qualified, licensed or domesticated and in good standing would not have a Material Adverse Effect.

6.2 Authorization. GXXY has all requisite authority and power (corporate and other), to enter into this Agreement, to consummate the transactions contemplated by this Agreement, and to perform its obligations. The execution, delivery and performance by GXXY of this Agreement has been duly authorized by all necessary corporate action.

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6.3 No Violation. The execution or delivery by GXXY of this Agreement will not, directly or indirectly, (a) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of any GXXY Company; (b) contravene, conflict with, constitute a default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or result in the imposition or creation of any Lien under, any agreement or instrument to which any GXXY Company is a party or by which the properties or assets of GXXY are bound; (c) contravene, conflict with, or result in a violation of, any Law or Order to which GXXY, or any of the properties or assets owned or used by GXXY, may be subject; or (d) contravene, conflict with, or result in a violation of, the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any licenses, permits, authorizations, approvals, franchises or other rights held by GXXY or that otherwise relate to the business of, or any of the properties or assets owned or used by, GXXY, except, in the case of clause (b), (c), or (d), for any such contraventions, conflicts, violations, or other occurrences as would not have a Material Adverse Effect.

6.4 No Brokers or Finders. No Person has, or as a result of the transactions contemplated herein will have, any right or valid claim against any GXXY Company for any commission, fee or other compensation as a finder or broker, or in any similar capacity.

6.5 Indemnification.

(a) Notwithstanding anything contained in any prior Agreement to the contrary, each Party (each an “Indemnifying Party”) shall defend, indemnify and hold harmless the other Party and its members, managers, officers, directors, shareholders, employees, agents, affiliates, successors and permitted assigns (the “Indemnified Parties”) against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind (including attorney’s fees and fees and the cost of enforcing any right to indemnification under this Agreement), arising out of (i) any third-party claim alleging an act or omission of the Indemnifying Party (or its officers, directors, employees, consultants, or other personnel) in the name of, on behalf of, in connection with, or as a member of the Company, unless such losses arise out of or result from the Indemnified Party’s (or its officers, directors, employees, consultants, or other personnel’s) willful misconduct, fraud or gross negligence, or (ii) any claim by the other Party alleging breach of any representation, warranty, covenant or other obligation of the Indemnifying Party set forth in this Agreement.

(b) An Indemnified Party seeking indemnification under this Section 6.5 shall give the Indemnifying Party: (i) prompt written notice of the relevant claim; provided, however, that failure to provide such notice shall not relieve the Indemnifying Party from its liability or obligation hereunder except to the extent of any material prejudice directly resulting from such failure; and (ii) reasonable cooperation, at the Indemnifying Party’s expense, in the defense of such claim. The Indemnifying Party shall have the right to control the defense and settlement of any such claim; provided, however, that the Indemnifying Party shall not, without the prior written approval of the Indemnified Party, settle or dispose of any claims in a manner that affects the Indemnified Party’s rights or interests. The Indemnified Party shall have the right to participate in the defense at its own expense.

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(c) Nothing herein shall be construed as a limitation on the indemnification provisions of the GXXY’s articles of incorporation or as provided by law. To the fullest extent permitted by the California Code (“CalCode”), as amended from time to time, no former officer or director of GXXY shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Section shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of the CalCode, or (iv) for any transaction from which the director derived an improper personal benefit. The Company shall indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE 7

COVENANTS OF ABC AND THE MEMBERSHIP INTEREST HOLDERS

7.1 Access and Investigation. Between the date of this Agreement and the Closing Date, ABC will (a) afford GXXY and its agents, advisors and attorneys during normal business hours, full and free access to Company’s personnel, properties, contracts, books and records, and other documents and data, (b) furnish GXXY and its agents, advisors and attorneys with copies of all such contracts, books and records, and other existing documents and data as GXXY may reasonably request, and (c) furnish GXXY and its agents, advisors and attorneys with such additional financial, operating, and other data and information as GXXY may reasonably request.

7.2 Operation of the Business of ABC, Between the date of this Agreement and the Closing Date, ABC will:

(a) conduct its business only in the ordinary course of business;

(b) use its best efforts to preserve intact its current business organization and business relationships; and

(c) otherwise report periodically to GXXY concerning the status of its business, operations, and finances.

7.3 No Transfers of Membership Interests.

(a) Between the date of this Agreement and the Closing Date, the Membership Interest Holders shall not assign, transfer, mortgage, pledge or otherwise dispose of any or all of the ABC Membership Interests (or any interest therein) or grant any Person the option or right to acquire such ABC Membership Interests (or any interest therein).

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(b) Between the date of this Agreement and the Closing Date, ABC shall not assign, transfer, mortgage, pledge or otherwise dispose of any Asset (or any interest therein) or grant any Person the option or right to acquire any Asset (or any interest therein).

7.4 Notification. Between the date of this Agreement and the Closing Date, ABC will promptly notify GXXY in writing if ABC becomes aware of any fact or condition that causes or constitutes a breach of any of the representations and warranties of ABC, as the case may be.

7.5 Closing Conditions. Between the date of this Agreement and the Closing Date, ABC will use its commercially reasonable efforts to cause the conditions in Section 7 to be satisfied.

ARTICLE 8

COVENANTS OF GXXY

8.1 Operation of the Business of GXXY. Between the date of this Agreement and the Closing Date, GXXY will cause each of GXXY Subsidiaries, if any, to:

(a) conduct its business only in the ordinary course of business; and

(b) use its best efforts to preserve intact the current business organization and business relationships, including, without limitation, relationships with suppliers, customers, property owners, creditors, officers, employees and agents.

ARTICLE 9

TERMINATION

9.1 Termination Events. This Agreement may, by notice given prior to or at the Closing, be terminated:

(a) by mutual consent of GXXY and ABC (acting jointly),

(b) by GXXY, if any of the conditions have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of GXXY to comply with its obligations under this Agreement) and GXXY has not waived such condition on or before the Closing Date; or (ii) by ABC, if any of the conditions have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of ABC to comply with its obligations under this Agreement) and ABC has not waived such condition on or before the Closing Date;

(c) by either GXXY or ABC (acting jointly), if there shall have been entered a final, non-appealable order or injunction of any Governmental Authority restraining or prohibiting the consummation of the transactions contemplated hereby; and

(d) by GXXY, if, prior to the Closing Date, ABC are in material breach of any representation, warranty, covenant or agreement herein contained and such breach shall not be cured within 10 days of the date of notice of default served by GXXY claiming such breach; provided, however, that the right to terminate this Agreement pursuant to this Section shall not be available to GXXY if GXXY is in material breach of this Agreement at the time notice of termination is delivered.

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9.2 Effect of Termination. Each party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate and any shares or membership interests that were transferred will be returned to the original parties.

ARTICLE 10

GENERAL PROVISIONS

10.1 Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated by this Agreement, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

10.2 Public Announcements. GXXY may issue a press release disclosing the transactions contemplated hereby. ABC and GXXY shall consult with each other in issuing any other press releases or otherwise making public statements or filings and other communications with the Commission or any regulatory agency or stock market or trading facility with respect to the transactions contemplated hereby and neither party shall issue any such press release or otherwise make any such public statement, filings or other communications without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which case the disclosing party shall provide the other party with prior notice of such public statement, filing or other communication and shall incorporate into such public statement, filing or other communication the reasonable comments of the other party.

10.3 Confidentiality.

(a) Subsequent to the date of this Agreement, GXXY and ABC will maintain in confidence, and will cause their respective directors, officers, employees, agents, and advisors to maintain in confidence, any written, oral, or other information obtained in confidence from another party in connection with this Agreement or the transactions contemplated by this Agreement, unless (i) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (ii) the use of such information is necessary or appropriate in making any required filing with the Commission, or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings.

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(b) In the event that any party is required to disclose any information of another party pursuant to clause (i) or (ii) of Section 10.3(a), the party requested or required to make the disclosure (the “disclosing party”) shall provide the party that provided such information (the “providing party”) with prompt notice of any such requirement so that the providing party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 10.3. If, in the absence of a protective order or other remedy or the receipt of a waiver by the providing party, the disclosing party is nonetheless, in the opinion of counsel, legally compelled to disclose the information of the providing party, the disclosing party may, without liability hereunder, disclose only that portion of the providing party’s information which such counsel advises is legally required to be disclosed, provided that the disclosing party exercises its reasonable efforts to preserve the confidentiality of the providing party’s information, including, without limitation, by cooperating with the providing party to obtain an appropriate protective order or other relief assurance that confidential treatment will be accorded the providing party’s information.

(c) If the transactions contemplated by this Agreement are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

10.4 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, (a) if delivered in person or by courier, (b) if sent by nationally recognized overnight delivery service, (c) if mailed by certified or registered mail, postage prepaid, return receipt requested, or (d) if transmitted by facsimile with receipt confirmed, as follows:

If to GXXY:	Galexxy Holdings, Inc. 4630 Campus Drive Suite 104, Newport Beach, CA 92660

If to ABC:	ABC Wholesale Products, LLC 111 Brenau Ave, NE, Gainesville, GA 30506

or to such other address as the Party to be notified shall have furnished to the other Parties in writing. Any notice given in accordance with the foregoing shall be deemed to have been given, (i) at the time of delivery, when delivered in person or by courier, (ii) one business day after sending by nationally recognized overnight delivery service, (iii) three business days following the date on which it shall have been mailed by certified or registered mail, postage prepaid, return receipt requested, or (iv) at the time of transmittal, when transmitted by facsimile with receipt confirmed.

10.5 Arbitration. Any dispute or controversy under this Agreement shall be settled exclusively by arbitration in Orange County, California in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitration award in any court having proper jurisdiction.

10.6 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

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10.7 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

10.8 Entire Agreement and Modification. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party against whom the enforcement of such amendment is sought.

10.9 Assignments, Successors, and No Third-Party Rights. No party may assign any of its rights under this Agreement without the prior consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

10.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.11 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

10.12 Survival of Representations, Warranties and Covenants. All covenants, agreements, representations and warranties made in or in connection with this Agreement shall survive the Closing hereof and shall continue in full force and effect for a period of four years (the “Survival Period”), it being understood and agreed that each of such covenants, agreements, representations and warranties is of the essence of this Agreement and the same shall be binding upon and shall inure to the benefit of the parties hereto, and their successors and assigns.

10.13 Governing Law. This Agreement will be governed by the laws of the State of Nevada without regard to conflicts of laws principles.

10.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties have executed and delivered this Acquisition Agreement as of the date first written above.

FOR GALEXXY HOLDINGS, INC.

By:
Name:	Iain G. Saul
Title:	CEO

FOR ABC WHOLESALE PRODUCTS, LLC

By:
Name:	Henry H. Moen
Title:	Member

By:
Name:	Michael L. Chosewood
Title:	Member

By:
Name:	Thomas M. Hensley, III
Title:	Member

By:
Name:	Dustin Shaw
Title:	Member

By:
Name:	Humberto Zavala
Title:	Member

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Exhibit A

Distribution Allocations

Persons to Receive Transfer of GXXY Restricted Common Stock Shares	Common Stock Share Transfers Upon Execution of Agreement
Henry Moen	2,000,000
Michael Chosewood	2,000,000
Thomas Hensley	2,000,000

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Exhibit B

Asset List

All Intellectual Property as referred to under “Definitions”

All product inventory on hand at Closing.

Equipment as listed below:

Asset	Value
Ford Transit 150 Van	$3,000
Printer (labels, stickers, pckgng)	$9,000
Cutter (labels, stickers, pckgng)	$3,000
Distillate Gun	$2,700
Cartridge kits (fill up)	$1,700
Furnished store (misc decoration)	$6,000
Bins & Coolers	$1,500
Deep freezers	$1,250
4 refrigerators	$1,200
POS Square systems with computer	$1,000

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Schedule A

Membership Interest Holder Name	Membership Interest Holder Address	ABC Wholesale Products, LLC, Membership Percentage Interest Held
Henry Moen		23%
Michael Chosewood		23%
Thomas Hensley		23%
Dustin Shaw		23%
Humberto Zavala		8%

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